

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2015

Mail Stop 4631

<u>Via E-mail</u>
Donald Allan, Jr.
Senior Vice President
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, Connecticut 06053

>   **Re: Stanley Black & Decker, Inc.**
>   **Form 10-K for Fiscal Year Ended January 3, 2015**
>   **Filed February 19, 2015**
>   **File No. 1-05224**

Dear Mr. Allan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year January 3, 2015

General

1.   We are aware of a 2013 news article quoting the general manager of PIH Services Middle East Ltd. as saying the company has carried out pipeline and large petrochemical plant contracts in countries including Sudan. We also note from your Form 10-K and Stanley Inspection's website that you conduct business in the Middle East, a region that includes Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure about those countries in the Form 10-K.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan or Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 25

3.   We note that you recognized material restructuring charges during fiscal years 2013 and 2014 for purposes of cost reduction, in part. Please expand your discussion and analysis to include the amount of the anticipated future cost savings at the consolidated and reportable segment levels for these activities, and whether the actual results were in line with the anticipated cost savings. If the anticipated cost savings were not achieved as expected or will be achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Tracey Houser, Staff Accountant, at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

        Sincerely,

        /s/ Terence O'Brien

        Terence O'Brien
        Branch Chief
        Office of Manufacturing and
        Construction